

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via E-mail
Cameron D. MacDougall
General Counsel - Fortress Private Equity
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Form 10**
> **Filed January 7, 2013**
> **File No. 001- 35777**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your response to comments 1 and 11 of our letter dated November 9, 2012. We will continue to monitor future amendments for responses to these comments.

Summary, page 1

Emerging Growth Company Status, page 15

2.   We note that as an emerging growth company you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). Please include a statement that the election is irrevocable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

RMBS, page 74

3.   You disclose that for certain securities that represent beneficial interests in securitized financial assets, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment will be deemed to have occurred. Please clarify if you currently hold and/or the circumstances under which you may hold such securities.

Investment Consolidation, page 75

4.   We note that your investments in non-Agency RMBS may be deemed to be variable interests in VIEs. Please discuss the circumstances under which you believe RMBS would constitute a variable interest, as well as the applicability to RMBS currently held.

Initial Portfolio, page 76

5.   We note that you have presented the terms of your completed investments in Excess MSRs and the collateral characteristics of the loans underlying those investments as of September 30, 2012. We also note the co-investment in Excess MSRs made on January 4, 2013 as well as an agreed upon co-investment in Excess MSRs made on January 6, 2013. Since these investments are part of your Initial Portfolio and you have included them in your pro forma assets throughout your document, please revise the disclosure of your portfolio terms and characteristics to include these additional investments or tell us your basis for excluding them. Also, since it appears that those investments are through equity method investments, please present the portfolio information separately or clearly distinguish from your other consolidated portfolio assets.

Excess MSRs, page 76

6.   Please clarify in your disclosure that refinanced (or recaptured) loans, rather than just the loans from in the original portfolios, are also subject to Recapture Agreements to which you are entitled to a proportion of the Excess MSRs as detailed in your response to comment 13 from our letter dated November 9, 2012.

Business, page 90

Our Strengths, page 95

7.   We have reviewed your response to comment 4 of our letter dated November 9, 2012. Please provide greater detail on the performance of your existing investments that

provided the basis for management's expectation that your portfolio may generate returns on invested equity that average in the mid-teens.

Unaudited Pro Forma Financial Information, page F-2

8.   We note your responses to comments 20 and 21 from our letter dated November 9, 2012 and await the presentation of New Residential's new equity structure and pro forma per share information in the pro forma financial statements.

9.   Please address the following additional items regarding your pro forma financial statements:

- You state that the unaudited pro forma condensed consolidated statements of operations exclude each of the investments in an equity method investee since the impact will depend on future returns which are based on various assumptions which could prove to be incorrect. Please further explain to us your basis for excluding from the pro forma statements of operations;

- You disclose on page 120 that you expect Newcastle stock-based awards held by your Manager, directors, officers, and employees of your Manager will be equitably adjusted to become separate awards relating to both Newcastle's common stock and your common stock. Please tell us how you considered these awards when presenting your pro forma financial statements and footnotes; and

- Please expand your disclosure to state your accounting policy for equity method investments and how you determined that you should account for the transactions in January 2013 using the equity method. Cite the relevant accounting guidance in your response.

Note 7. Fair Value of Financial Instruments, page F-22

10.   We note your response to comment 23 from our letter dated November 9, 2012. Please provide additional narrative disclosure to discuss how the valuation of Excess MSRs differs from the valuation of the Recapture Agreements. Based upon the disclosure in Note 4, it appears that you separately track and evaluate the fair value of these two types of financial assets. Discuss why the assumptions are different between the two types of financial assets and also why the assumptions are the same, when applicable. In addition, please expand your disclosure regarding the basis for using a projected recapture rate of 35% in your valuations. You note that the rate is based on recent actual average recapture rates experienced by Nationstar on similar mortgage loan pools; please clarify what is meant by "recent" and why you believe the historical time period you used is most appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP